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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of: May 2004

                         Commission File Number: 0-27298

                        BE SEMICONDUCTOR INDUSTRIES N.V.
             (Exact name of registrant as specified in its charter)

                                  Marconilaan 4
                                 5151 DR Drunen
                                 The Netherlands
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F [X] Form 40-F [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes [ ]  No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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      BE Semiconductor Industries N.V. (the "Company") is filing an amendment to its Articles of Association (the "Amendment") which (i) provides restrictions on who may serve as a Supervisory Board Member, (ii) establishes a mandatory retirement date for Supervisory Board Members and (iii) permits the General Meeting discretion with respect to certain profits of the Company. The Amendment was approved at the general meeting of shareholders held on May 25, 2004. The Company is also filing its Articles of Association (as in effect following the adoption of the Amendment to the Articles of Association). A copy of (i) the Articles of Association (as in effect following the adoption of the Amendment at the general meeting of shareholders on May 25, 2004) and (ii) the Amendment are attached hereto as Exhibits 4.1 and 4.2, respectively.

      The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is attached hereto as Exhibit 4.2.

Exhibits

4.1      Articles of Association

4.2      Amendment to the Articles of Association

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      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                BE SEMICONDUCTOR INDUSTRIES N.V.

                                By: /s/ Richard W. Blickman
                                    --------------------------------------------
                                    Name:  Richard W. Blickman
                                    Title: President and Chief Executive Officer
                                    Date:  January 21, 2005